STATEMENT OF INVESTMENTS

Dreyfus Premier Short-Intermediate Municipal Bond Fund

June 30, 2008 (Unaudited)

Long-Term Municipal Investments--93.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.9%				
Jefferson County,				
Limited Obligation School				
Warrants	5.00	1/1/09	2,000,000	1,946,900
Mobile Industrial Development				
Board, PCR (Alabama Power				
Company Barry Plant Project)	4.75	3/19/12	2,000,000	2,021,940
California--1.8%				
California Municipal Finance				
Authority, COP (Community				
Hospitals of Central				
California Obligated Group)	5.00	2/1/11	1,500,000	1,522,815
California Municipal Finance				
Authority, SWDR (Waste				
Management, Inc. Project)	4.10	9/1/09	1,000,000	997,480
Colorado--2.4%				
Black Hawk,				
Device Tax Revenue	5.00	12/1/12	760,000	769,728
E-470 Public Highway Authority,				
Senior Revenue (Insured; MBIA, Inc.)	4.00	9/1/10	1,000,000	1,005,680
E-470 Public Highway Authority,				
Senior Revenue (Insured; MBIA, Inc.)	4.00	9/1/11	1,450,000	1,448,231
District of Columbia--1.3%				
District of Columbia,				
Enterprise Zone Revenue (819				
7th Street, LLC Issue) (LOC;				
Branch Banking and Trust				
Company)	3.60	10/1/09	1,790,000	1,813,538
Florida--6.7%				
Citizens Property Insurance				
Corporation, High-Risk Account				
Senior Secured Revenue	5.00	6/1/11	2,000,000	2,033,720
Florida Hurricane Catastrophe Fund				
Finance Corporation, Revenue	5.00	7/1/10	2,000,000	2,071,660
Lee County Industrial Development				
Authority, Healthcare				
Facilities Revenue (Cypress				
Cove at Healthpark Florida,				
Inc. Project)	4.75	10/1/08	3,000,000	2,994,030
Miami-Dade County School Board,				
COP (Master Lease Purchase				
Agreement) (Insured; MBIA, Inc.)	5.00	5/1/11	2,000,000	2,081,600
Georgia--2.0%				
Development Authority of the City				
of Milledgeville and Baldwin				

County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/08	835,000	839,551
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/09	1,045,000	1,079,778
Private Colleges and Universities Authority, Student Housing Revenue (Mercer Housing Corporation Project)	6.00	6/1/11	790,000	825,210
Idaho--1.2%				
University of Idaho Regents, General Revenue (Insured; FSA)	4.38	4/1/11	1,600,000	1,641,232
Illinois--2.5%				
Illinois Housing Development Authority, Housing Revenue	3.85	7/1/09	870,000	880,866
Upper Illinois River Valley Development Authority, MFHR (Morris Supportive Living Project) (LOC; Wells Fargo Bank)	3.90	1/1/10	2,500,000	2,504,625
Indiana--.7%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	7/1/11	1,000,000	1,026,460
Iowa--.7%				
Coralville, Annual Appropriation GO Urban Renewal Bond Anticipation Project Notes	4.25	6/1/09	1,000,000	1,006,820
Louisiana--3.8%				
Louisiana Offshore Terminal Authority, Deepwater Port Revenue (LOOP LLC Project)	4.00	9/1/08	2,000,000	2,004,460
Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project)	4.00	7/1/11	975,000	976,911
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.00	3/1/10	1,095,000	1,108,556
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.50	3/1/11	1,145,000	1,171,690
Maine--1.7%				
Maine Educational Loan Marketing Corporation, Subordinate Student Loan Revenue	6.50	11/1/09	2,195,000	2,269,125
Michigan--1.1%				
Michigan Hospital Finance				

Authority, HR (Oakwood Obligated Group)	5.00	11/1/10	1,500,000	1,542,600
New Jersey--3.7%				
Bayonne, TAN	5.00	9/18/08	2,000,000	2,008,480
Bayonne, Temporary Note	5.00	10/24/08	2,000,000	2,012,460
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.25	6/1/11	1,000,000	985,420
New Mexico--1.9%				
Farmington, PCR (Southern California Edison Company Four Corners Project) (Insured; FGIC)	3.55	4/1/10	1,800,000	1,801,152
Jicarilla Apache Nation, Revenue	4.00	9/1/08	765,000	766,293
New York--17.0%				
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	1,000,000	995,000
New York City Housing Development Corporation, MFHR	4.25	5/1/10	1,850,000	1,876,362
New York City Housing Development Corporation, MFHR	3.95	11/1/10	4,500,000	4,506,390
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	3,000,000	3,056,490
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.50	5/15/10	1,800,000	1,893,852
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; FGIC)	5.25	5/15/12	2,000,000	2,090,660
New York State Housing Finance Agency, Affordable Housing Revenue	4.05	11/1/10	2,000,000	2,003,000
New York State Housing Finance Agency, MFHR (Crotona Estates Apartments)	3.95	8/15/10	1,085,000	1,085,543
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	2,000,000	2,006,140
New York State Housing Finance				

Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,000,000	1,008,660
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	4.20	11/1/08	845,000	846,893
Troy Industrial Development Authority, Civic Facility Revenue (Rensselaer Polytechnic Institute Project)	5.00	9/1/10	2,000,000	2,030,000
North Carolina--2.5%				
North Carolina Infrastructure Finance Corporation, COP (State of North Carolina 2005 Capital Improvements)	5.00	2/1/11	2,780,000	2,903,877
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Deerfield Episcopal Retirement Community)	3.80	11/1/09	500,000	500,680
Ohio--8.3%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/11	4,000,000	4,017,080
Cuyahoga County, Housing Revenue (Riverside Park Homes Project)	3.90	11/1/09	2,300,000	2,326,197
Hamilton County, Local District Cooling Facilities Revenue (Trigen-Cinergy Solutions of Cincinnati LLC Project)	4.60	6/1/09	2,000,000	2,027,340
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project)	3.75	10/1/08	3,000,000	3,011,340
Oklahoma--.6%				
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA, Inc.)	3.00	12/1/08	800,000	803,984
Pennsylvania--4.2%				
Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center)	4.10	5/1/09	525,000	527,368
Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center)	4.20	5/1/10	550,000	552,970
Allegheny County Industrial				

Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	2,014,240
Harrisburg Authority, Resource Recovery Facility Revenue	0.00	12/15/10	3,000,000 a	2,691,210
Rhode Island--2.0%				
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan Obligated Group Issue)	5.00	5/15/11	2,600,000	2,676,596
South Carolina--1.9%				
Orangeburg Joint Governmental Action Authority, Capital Projects Sales and Use Tax Revenue (Orangeburg County, South Carolina Project) (Insured; MBIA, Inc.)	5.00	4/1/12	2,000,000	2,080,960
Spartanburg, Water System Revenue (Insured; FSA)	4.00	6/1/11	500,000	512,740
Tennessee--2.2%				
Memphis-Shelby County Airport Authority, Special Facilities Revenue (Federal Express Corporation)	5.00	9/1/09	2,000,000	2,020,060
Shelby County Health Educational and Housing Facility Board, Revenue (Methodist Le Bonheur Healthcare)	5.00	6/1/12	1,000,000	1,030,710
Texas--2.7%				
Bexar County Health Facilities Development Corporation, Revenue (Army Retirement Residence Foundation Project)	5.00	7/1/11	605,000	617,154
Lower Colorado River Authority, Revenue	5.00	5/15/12	1,000,000	1,046,860
Matagorda County Navigation District Number One, PCR (AEP Texas Central Company Project)	5.13	6/1/11	2,000,000	2,006,520
Utah--1.5%				
Utah County, EIR (USX Corporation Project)	5.05	11/1/11	2,000,000	2,045,380
Virginia--13.4%				
Arlington County Industrial Development Authority, RRR (Alexandria/Arlington Waste-to-Energy Facility) (Ogden Martin System of Alexandria/Arlington Inc. Project) (Insured; FSA)	5.38	1/1/12	2,280,000	2,307,520
Chesterfield County Industrial				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Development Authority, PCR (Virginia Electric and Power Company Project)	5.50	10/1/09	3,250,000	3,273,237
Hopewell,				
Public Improvement	5.00	7/15/09	3,250,000	3,251,917
Louisa Industrial Development Authority, Solid Waste and Sewage Disposal Revenue (Virginia Electric and Power Company Project)	4.25	4/1/10	3,000,000	3,036,270
Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project - DETC Issue)	3.30	10/1/08	1,485,000	1,488,490
Riverside Regional Jail Authority, Jail Facility Senior RAN	4.25	7/1/10	2,500,000	2,532,750
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	4.00	6/1/09	960,000 [b]	973,354
Western Virginia Regional Jail Authority, Regional Jail Facility RAN	4.13	12/1/09	1,500,000	1,509,090
Washington--1.5%				
Ocean Shores Local Improvement District Number 2007-01, BAN	5.00	8/1/11	2,000,000	2,002,180
Wisconsin--.8%				
Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group)	5.00	4/1/10	1,000,000	1,028,840
Total Long-Term Municipal Investments (cost $127,000,791)				**127,374,915**

Short-Term Municipal Investments--5.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan--.5%				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	8.00	7/1/08	700,000 [c]	700,000
New York--1.5%				
Triborough Bridge and Tunnel Authority, General Revenue, Refunding (Insured; MBIA, Inc. and Liquidity Facility; Lehman Liquidity Corporation)	9.40	7/7/08	2,050,000 [c,d]	2,050,000
Tennessee--2.2%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue				

(Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9.00	7/7/08	3,000,000 c	3,000,000
Texas--.8%				
North Texas Tollway Authority, BAN	4.13	11/19/08	1,100,000	1,101,056
Total Short-Term Municipal Investments (cost $6,850,000)				**6,851,056**
Total Investments (cost $133,850,791)			**98.0%**	**134,225,971**
Cash and Receivables (Net)			**2.0%**	**2,676,162**
Net Assets			**100.0%**	**136,902,133**

a Security issued with a zero coupon. Income is recognized through the accretion of discount.

b This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Securities payable on demand. Variable interest rate--subject to periodic change.

d Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, this security amounted to $2,050,000 or 1.5% of net assets.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $133,850,791. Net unrealized appreciation on investments was $375,180 of which $669,371 related to appreciated investment securities and $294,191 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board

IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MFHR**	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue	**PCR**	Pollution Control Revenue
PILOT	Payment in Lieu of Taxes	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	134,225,971	0
Level 3 - Significant Unobservable Inputs	0	0
Total	134,225,971	0

*Other financial instruments include derivative instruments, such as futures, forward currency

exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.